

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Mark Stone
Chief Executive Officer
Gores Holdings X, Inc. / CI
6260 Lookout Road
Boulder, CO 80301

> **Re: Gores Holdings X, Inc. / CI**
> **Draft Registration Statement on Form S-1**
> **Submitted August 3, 2023**
> **CIK No. 0001986817**

Dear Mark Stone:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 3, 2023

Permitted Purchases of our Securities, page 124

1. We note the disclosure in this section that if you seek shareholder approval of the business combination, your sponsor, officers, directors and affiliates may purchase shares in privately negotiated transactions. You then state that such purchases would be to "vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination." Please reconcile with the disclosure on page 27 where you state such shares will not be voted. See also for guidance Question 166.01 of the Compliance and Disclosure Interpretations Tender Offer Rules and Schedules.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters.  Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3772 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Heather Emmel, Esq.